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John Kechejian                                                                                                       Adam Gaber

Vice President, Investor Relations                                                                           Director, Public Relations

The Thomson Corporation                                                                                      Thomson Learning

(203) 328-9470                                                                                                        (203) 425-1363

john.kechejian@thomson.com                                                                                adam.gaber@thomsonlearning.com

                                                                                                                               Jason Stewart

                                                                                                                               Director, Public Relations

                                                                                                                               The Thomson Corporation

                                                                                                                               (203) 328-8339

                                                                                                                               jason.stewart@thomson.com

For Immediate Release

THE THOMSON CORPORATION INTENDS TO SELL DBM

(Unless otherwise stated, all amounts are in US dollars)

STAMFORD, Conn. and TORONTO, June 25, 2003 - The Thomson Corporation (TSX: TOC; NYSE: TOC) announced today that it intends to sell DBM (Drake Beam Morin), a leading provider of strategic human resource solutions that helps organizations align their workforce to meet changing business needs.  Thomson expects the transaction to be completed later this year.

"DBM is an outstanding business with an extensive customer base of Global Fortune 500 businesses.  Their people and services are of the highest quality and have propelled DBM to the forefront in its field," said Ronald H. Schlosser, president and chief executive officer of Thomson Learning.  "While the services DBM provides are essential to corporations seeking a partner to manage their workforce needs more effectively, the business is not fundamental to the core integrated information offerings of Thomson."

-more-

Thomson Intends To Sell DBM

June 25, 2003

Thomson acquired DBM as part of its purchase of select Harcourt businesses in 2001.  Since that time, DBM has been managed within the Thomson Learning group of businesses.  DBM currently serves 6,000 customers worldwide, providing strategic human resource solutions in the areas of employee selection, development, retention, and transition.

Thomson has retained Merrill Lynch & Co. as its financial advisor for this process.

About DBM

DBM (www.dbm.com) is the world's leading provider of strategic human resource solutions that help organizations align their workforces to meet changing business needs. Known for over 35 years for its innovative and effective career transition services, DBM offers in-depth capabilities in employee transition, retention, development, and selection. Founded in 1967, the company delivers its branded services through a network of  more than 230 company-owned and affiliate locations in 51 countries.

About The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2002 revenues of $7.8 billion, is a global leader in providing integrated information solutions to business and professional customers.  Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare.  The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations.  These forward-looking statements, such as the Corporation's intention to sell its DBM business, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  The Corporation can give no assurance that the sale will be completed this year, or at all. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual report on Form 40-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission.  The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.